Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com
CORRESPONDENCE FILING

VIA EDGAR

March 18, 2014

Re: Allianz Life Variable Account B and Allianz Life Insurance Company of North America
Post-Effective Amendment No. 8 to the Form N-4 Registration Statement Nos. 333-182987 and 811-05618

We received oral comments from you on March 4, 2014 with respect to Registrant’s above-referenced Post-Effective Amendment to the Registration Statements on Form N-4. This letter responds to those comments.

Attached to this letter are pages from the prospectus redlined against the prospectus we sent you on January 17, 2014, that have been revised to respond to your comments on this filing. We have also incorporated revisions based on oral comments received on March 4, 2014 for Allianz Life Variable Account B and Allianz Life Insurance Company of North America Form N-4 Registration Statement Nos. 333-171427, 333-139701, 333-169265 and 811-05618, where applicable.

For the convenience of the staff in reviewing this response to comments, we are sending via email to the Insured Investment Office, a copy of this letter and a redline copy of the changed pages for the Vision prospectus from the most recent Registration Statement Nos. 333-182987 and 811-05618.

All page numbers in this letter refer to the courtesy copy of the prospectus sent to you on January 17th.

1.	Section 2, Owners, Annuitants and Other Specified Persons – Covered Persons (page 14)

Comment:

Please either explain why you changed the text in the first paragraph or indicate that this is a non-material change. You cannot change disclosure if it would materially impact existing Contract Owners.

Response:

This is a non-material change using the term “lifetime payments” that was defined in the first sentence of the paragraph.

2.	Section 2, Owners, Annuitants and Other Specified Persons –

Assignments, Changes of Ownership and Other Transfers of Contract Rights,

Note for Income Protector or Income Focus riders issued in California, Connecticut and New Jersey (page 16)

Comment:

Please either explain why you changed the text in the first paragraph or indicate that this is a non-material change. You cannot change disclosure if it would materially impact existing Contract Owners.

Response:

This is a non-material change deleting duplicative text that appears elsewhere in the prospectus in order to simplify language.

3.	Section 7, Expenses – Contract Maintenance Charge (page 34)

Comment:

Please either explain why you added text to the first bullet point or indicate that this is a non-material change. You cannot change disclosure if it would materially impact existing Contract Owners.

Response:

We believe that this text is not material, because it discloses a minor change in benefit, and the change is entirely to the benefit of the Contract Owner and there is no charge or fee for the benefit.

4.	Section 10, Death Benefit (page 34)

Comment:

Please either explain why you changed text in the first paragraph or indicate that this is a non-material change. You cannot change disclosure if it would materially impact existing Contract Owners.

Response:

This change reflects that we received approval in all states for the current version of the Traditional Death Benefit rider. We have added a cross reference to the Appendix that contains information on the prior version of this benefit.

5.	Section 11.a, Income Protector (page 47)

Comment:

Please either explain why you added the bullet regarding the flexible rebalancing program or indicate that this is a non-material change. You cannot change disclosure if it would materially impact existing Contract Owners.

Response:

This is a non-material change. We are repeating text that already appears on page 32 of the July 22, 2103 prospectus in the Section 5, Investment Options – Flexible Rebalancing Program.

6.	Section 11.b, Income Focus – Calculating Your Income Focus Payments (page 61)

Comment:

Please either explain why you changed the numbers in the hypothetical example or indicate that this is a non-material change. You cannot change disclosure if it would materially impact existing Contract Owners.

Response:

This is a non-material change to align the hypothetical example with the initial Income Value Percentages that appear on page 60.

7.	Section 11.b, Income Focus – Charge Lock Option (page 63)

Comment:

Please either explain why you deleted the Note sentence on page 63 or indicate that this is a non-material change. You cannot change disclosure if it would materially impact existing Contract Owners.

Response:

This is a non-material change. The sentence was moved to be the first bullet point in the shaded Note box on page 64 so that all the Notes for the Charge Lock Option are together in one location.

8.	Section 11.c, Investment Protector – Target Value (page 67)

Comment:

Please confirm that the guarantee percentage of 100% that applies to the prior version of this benefit appears in Appendix F, Previous Version of Investment Protector.

Response:

Confirmed.

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The Company acknowledges that changes to the Registration Statements based on staff comments do not bar the Commission from taking future action and that it does not foreclose the Commission from taking any action with respect to the filings.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:      /s/  Stewart D. Gregg
Stewart D. Gregg